UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 1-U

Date of report (Date of earliest event reported): May 1, 2020

Contact Gold Corp.

(Exact Name of Registrant as Specified in Charter)

Nevada	99-1369960
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

400 Burrard St., Suite 1050

Vancouver, BC Canada V6C 3A6

(Full Mailing Address of Principal Executive Offices)

(604) 449-3361

Issuer's Telephone Number, Including Area Code

Title of Each Class of Securities Issued Pursuant to Regulation A:  Common Stock, $0.001 par value

Item 9.  Other Events

On May 1, 2020, Contact Gold Corp. (the "Company") published its notice of annual meeting (the "Notice") and its management proxy circular (the "Circular"), relating to the Company's planned annual meeting of shareholders (the "Meeting") to be held on May 28, 2020 at 1:30 p.m. (Pacific Time), for the following purposes:

1. To receive the audited consolidated financial statements of the Company for the year ended December 31, 2019, together with the auditor's report thereon;

2. To fix the number of directors of the Company at SEVEN;

3. To elect directors for the ensuing year;

4. To appoint Ernst & Young, LLP, Chartered Professional Accountants as auditor for the Company for the ensuing year and to authorize the board of directors to fix their remuneration;

5. consider, and if thought fit, approve an ordinary resolution approving amendments to the Company's Stock and Incentive Plan (the "Incentive Plan") and approving all unallocated stock options which may be granted under the Incentive Plan as more particularly described in the accompanying Information Circular;

6. consider, and if thought fit, approve an ordinary resolution to approve amendments to the Company's Deferred Share Unit Plan (the "Amended DSU Plan"), as described in the accompanying Information Circular;

7. consider, and if thought fit, to approve an ordinary resolution to approve amendments to the Company's Restricted Share Unit Plan (the "Amended RSU Plan"), as described in the accompanying Information Circular; and

8. To transact such other business as may properly come before the Meeting, or at any adjournment thereof.

Specific details of the above items of business, as well as further information with respect to voting by proxy and detailed instructions about how to participate at the virtual Meeting are contained in the Circular which accompanies Notice of the Meeting (the "Notice").

Shareholders of record at the close of business April 23, 2020 will be entitled to receive notice, attend and vote at the Meeting.

With the rapidly evolving public health crisis resulting from the global spread of the novel coronavirus ("COVID-19"), to mitigate risks to the health and safety of our communities, Shareholders, employees and other stakeholders, the Meeting will be held in a virtual-only format, which will be conducted via teleconference using dial-in at 1-877-407-2991 (toll free North America) or 1-201-389-0925 (International), and instructions will be provided as to how registered shareholders and duly appointed proxyholders entitled to vote at the Meeting may participate and vote at the Meeting.

Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting by phone as guests, but guests will not be able to vote or ask questions at the Meeting.

The Company reserves the right to take any additional precautionary measures in relation to the Meeting in response to further developments in respect of the COVID-19 outbreak that the Company considers necessary or advisable including changing the time, date or location of the Meeting. Changes to the Meeting time, date or location and/or means of holding the Meeting may be announced by way of press release. Please monitor the Company's press releases as well as its website at www.contactgold.com for updated information. The Company advises you to check its website one week prior to the Meeting date for the most current information. The Company does not intend to prepare or mail an amended Information Circular in the event of changes to the Meeting format.

Shareholders are cordially invited to attend the virtual Meeting. Shareholders are urged to complete and return a proxy or voting instruction form ("VIF") promptly.  To be effective, Contact Gold proxies must be received at the Vancouver office of Computershare, the Company's registrar and transfer agent, by 1:00 p.m. (Pacific Time) on May 26, 2020, or 48 hours (excluding Sundays, Saturdays and holidays) prior to any adjourned or postponed Meeting.  Shareholders whose Common Shares are held by a nominee may receive either a VIF or form of Proxy and should follow the instructions provided by the nominee.

Proxies will be counted and tabulated by Computershare in such a manner as to protect the confidentiality of how a particular Shareholder votes except where they contain comments clearly intended for management, in the case of a proxy contest, or where it is necessary to determine the validity of a Proxy or to permit management and the Board to discharge their legal obligations to the Company or its Shareholders.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONTACT GOLD CORP.

By:  /s/ John Wenger
John Wenger, Chief Financial Officer

Date  May 4, 2020